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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                  FORM 6-K

                          Report of Foreign Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      Date of Report: September 6, 2000

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                             BAAN COMPANY N.V.
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                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                                    and
                       2191 Fox Mill Road, Suite 500
                             Herndon, VA 20171
                  (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X
                                   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

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     On September 1, 2000, Baan Company N.V., a Netherlands corporation ("Baan Company") and Baan Software B.V. completed the previously announced sale of all of their assets to Invensys Holdings Limited pursuant to an Asset Purchase Agreement and Offer Amendment dated July 26, 2000.


                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 6, 2000                     BAAN COMPANY N.V.


                                    By:     /s/James C. Bays
                                            ----------------------
                                            Name:  James C. Bays
                                            Title: Member, Supervisory Board
                                                   of Directors